# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPAR Group, Inc., CIK 0001004989
CUSIP: 784933103
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 07/01/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000050471
Persons authorized to receive notices and communications: John Merill, CFO, ReposiTrak, Inc., 5282 South Commerce Drive, Suite D292, Murray, Utah (UT), 84107, (435) 645-2000

## Reporting persons
- ReposiTrak, Inc. (CIK 0000050471): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 8,900,406; shared voting power 0; sole dispositive power 8,900,406; shared dispositive power 0; aggregate amount beneficially owned 8,900,406 (31.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: SPAR Group, Inc.
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, North Carolina (NC), 28203

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by ReposiTrak, Inc., a Nevada corporation ("ReposiTrak" or the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 5282 South Commerce Drive, Suite D292, Murray, Utah 84107.
Present principal occupation or employment: The principal business the Reporting Person is a software-as-a-service which operates a business-to-business e-commerce, compliance & traceability, and supply chain management platform.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Nevada corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 1, 2026, the Reporting Person used approximately $3,296,886 in the aggregate to purchase 4,709,837 shares of Common Stock of the Issuer (the "Shares"). The source of the funds used to acquire the Shares is the working capital of the Reporting Person.

Shares of Common Stock of the Issuer held by the Reporting Person prior to the acquisition of such Shares were acquired with working capital of the Reporting Person and under the terms of a Services Agreement by and between the Reporting Person and the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Shares were acquired for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer. The Reporting Person intends to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions with respect to its investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available.

This Schedule 13D filing is occasioned solely by the Reporting Person's beneficial ownership of more than 5% of the presently outstanding shares of Common Stock of the Issuer as a result of the investment described in Item 3. The Reporting Person's ownership as a percentage of the outstanding shares of Common Stock of the Issuer may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the shares of Common Stock of the Issuer beneficially owned by the Reporting Person were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

Except as described herein, the Reporting Person has no present plans, proposals or intentions which would result in or relate to any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person directly owns 8,900,406 shares of Common Stock of the Issuer representing 31.4% of the Common Stock outstanding.

The foregoing percentage is calculated based on 25,129,991 shares of the Issuer's Common Stock outstanding as of May 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 12, 2026, together with an additional 3,190,569 shares issued on May 29, 2026 as reported in the Issuer's Current Report on Form 8-K filed on June 3, 2026, for an aggregate of 28,320,560 shares outstanding as of the date of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See 5(a) above.
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. In the past 60 days, the Reporting Person acquired 3,190,569 shares of Common Stock of the Issuer in consideration of payment of $2,325,000 otherwise payable to the Company under the terms of a Services Agreement by and between the Reporting Person and the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person and the Issuer are parties to that certain Services Agreement dated March 13, 2026, as amended (the "Agreement"), whereby the Reporting Person agreed to provide certain consulting and related services to the Issuer for a one-year term beginning March 13, 2026 (the "Services"). In accordance with the terms of the Agreement, the Reporting Person elected to receive payment for the Services from the Issuer in shares of Common Stock of the Issuer ("Client Stock") in lieu of cash or a combination thereof, as provided under the Agreement. The issuance of Client Stock was valued based upon the volume weighted average price ("VWAP") of Client Stock for the five (5) trading days immediately preceding the issuance date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- ReposiTrak, Inc.: /s/ John Merrill, Chief Financial Officer (07/20/2026)